EXHIBIT 99.15

CONSENT OF NIEL DE BRUIN

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F)

I, Niel de Bruin hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●

Technical report titled “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico”, dated May 17, 2019 and in connection with reference to my involvement in the preparation of the following estimates (collectively, the “Mineral Estimates”):

●	Mineral resource estimate for San Rafael;

●	Mineral resource estimate for El Cajón;

●	Mineral resource estimate for Zone 120;

●	Mineral resource estimate for Nuestra Señora;

●	Mineral resource estimate for Relief Canyon;

●	Mineral resource estimate for San Felipe;

●	Mineral resource estimate for the Galena Complex;

and to references to the Technical Report and the Mineral Estimates, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2024 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Report and the Mineral Estimates related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF.

//Niel de Bruin
Niel de Bruin